Exhibit 99.3

BDO USA refers to BDO USA, P.C., a Virginia professional corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp. or P.S.C. BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 221 N. Wall Street, Suite 400 Spokane, WA 99201 Tel: 509-747-8095 Fax: 509-747-0415 www.bdo.com September 10, 2026 To: British Columbia Securities Commission (Principal Regulator) Alberta Securities Commission Ontario Securities Commission Autorité des marchés financiers RE: Notice of Change of Auditor – Goldgroup Mining Inc. (the “Company”) As required under section 4.11 of National Instrument 51-102, we have read the Company’s Notice of Change of Auditor dated September 10, 2026 (the “Notice”). We confirm our agreement with the information contained in the Notice pertaining to our Firm. Very truly yours, Certified Public Accountants